GALEN HOLDINGS PLC

GALEN ANNOUNCES ACQUISITION OF PFIZER MANUFACTURING

FACILITY IN PUERTO RICO

Craigavon, Northern Ireland, UK/Rockaway, New Jersey, US, 4 May 2004 - Galen Holdings PLC ("Galen") (LSE: GAL.L, Nasdaq: GALN), today announced that Warner Chilcott Company, Inc., its wholly-owned subsidiary, has agreed to purchase a manufacturing facility located in Fajardo, Puerto Rico from Pfizer Inc. (NYSE: PFE "Pfizer") for a cash consideration. The approximately 270,000 square foot facility currently manufactures a range of products, including certain products that Galen purchased from Pfizer in 2003.

Under the terms of a transitional supply agreement, Galen will continue to manufacture products on behalf of Pfizer until such time as they are transferred to other facilities. Galen also intends to transfer to the plant a number of products currently being manufactured by third parties on its behalf as well as new products that are currently under development.

Commenting on the news, Galen CEO Roger Boissonneault said, "This is an excellent strategic move for the company as it will reduce our reliance on third parties for the manufacture of existing products, and accelerate our ability to develop, scale-up and validate new products. We are especially pleased to welcome to our company the more than 300 highly skilled and experienced colleagues employed at the Fajardo facility. Hormone-containing products such as contraceptives require specialised, dedicated facilities, and it is rare to have the opportunity to acquire a facility of this quality along with an exceedingly qualified work force. Fajardo will now become our primary site for oral dose products while we will continue to manufacture vaginal ring products in our facility in Larne, Northern Ireland."

Galen is a specialty pharmaceutical company focused on two core therapeutic areas: women's healthcare and dermatology. Since the acquisition of Warner Chilcott PLC in September 2000, through the implementation of our business strategy, we have successfully transformed the business into a specialty pharmaceutical company principally focused on the women's healthcare and dermatology markets in the United States.

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Contacts:

Galen Holdings PLC

David Kelly, Sr. Vice President, Finance and Planning Tel: 44 (0) 28 38363634

Financial enquiries:

Financial Dynamics

Francetta Carr Tel: 44 (0) 207 831 3113

For further information on Galen, please visit www galenplc com

Note:

Forward looking statements in this report, including, without limitation, statements relating to Galen's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Galen to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, among others, the following: Galen's ability to manage its growth, government regulation affecting the development, manufacture, marketing and sale of pharmaceutical products, customer acceptance of new products, competitive factors in the industries in which Galen operates, the loss of key senior management or scientific staff, exchange rate fluctuations, general economic and business conditions, and other factors described in filings of Galen with the SEC. Galen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.